

December 21, 2023

Peng Xue
Chief Executive Officer
BingEx Limited
Building 6
Zhongguancun Dongsheng International Science Park
No.1 Yongtaizhuang North Road
Haidian District, Beijing 100192
People's Republic of China

> **Re: BingEx Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 24, 2023**
> **CIK No. 0001858724**

Dear Peng Xue:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Financial Performance, page 2

1. You disclose that you have grown rapidly in recent years and achieved profitability in the first half of 2023. While we note that your gross profit has increased period over period, we note your realization of net income for the six months ended June 30, 2023 appears due to a substantial increase in "other income" from RMB4.3 million in the six months ended June 30, 2022 to RMB48.2 million (US$6.7 million), or a 1021% increase. You disclose within MD&A that this increase in "other income" was mainly due to the increase in government grants, which were determined at the discretion of the relevant

governmental authorities. Please balance disclosure of your achievement of profitability with the source of such profitability at this time and whether you believe your profitability can continue, such as cross referencing to your risk factor on page 25 entitled "We cannot assure you that we will be able to maintain profitability in the future" in which you revise this risk factor to discuss the substantial increase in government grants that helped you record net income in the six months ended June 30, 2023.

Summary of Risk Factors
Risks Relating to Doing Business in China, page 5

2.	We note the changes you made to your disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since our comment letter dated August 13, 2021 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the changes from time to time in the interpretation, application, and enforcement of the PRC laws and regulations coveys the same risk. Please revise your disclosure to include the specific disclosure sought in our prior comment 5 and 11, accordingly.

Our Holding Company Structure and the Contractual Arrangements with the VIE, page 8

3.	We note your response to our prior comment 4 and re-issue it in part. Revise your disclosure to specifically state how and why the contractual arrangements with the VIE in China may be less effective than direct ownership. In this regard, we note your risk factor entitled "Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE stakeholders may fail to perform their obligations under our contractual arrangements."

Prospectus Summary
Permission Required from the PRC Authorities for Our Operations and Offering, page 11

4.   We note your response to our prior comment 6 and the related cross-references to certain risk factors. Please also describe here the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Summary Consolidated Financial Data, page 17

5.   Please address the following regarding the condensed consolidating schedules presented on pages 19 through 21:

- Revise the schedule so that it disaggregates the parent company, the VIEs and its consolidated subsidiaries, the WFOE(s) that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. To this end, it appears the schedules should be further disaggregated for the WFOE(s).

- Revise the condensed consolidating schedule depicting the consolidated balance sheets to present disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. In this regard, we note "Investments in and amount due from subsidiaries" is presented as one line item.

- Revise to further disaggregate the condensed consolidating schedule depicting the consolidated cash flows.

Risks Relating to Our Business and Industry
If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected, page 31

6.   We note your response to our prior comment 13 indicating that you have only registered branch offices in 21 cities. However, we re-issue the comment as it does not appear you have provided a distinction between first-tier cities in China and lower-tier cities. Please disclose what you consider first-tier cities as compared to what you disclose as lower-tier cities in which you are expanding your geographical reach.

Risks Relating to Our Corporate Structure
If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws..., page 44

7.   We note your response to our prior comment 14 and re-issue it. Revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these

regulations change or are interpreted differently in the future, your ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIE that conduct all or substantially all of your operations.

Risk Factors

Risks Relating to Doing Business in China

The PRC government's oversight over our business operations could result in a material change in our operations and the value of our ADSs., page 50

8.   We note your response to comment 11, and we re-issue in part. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Dilution, page 78

9.   Please revise to present the net tangible book value as of June 30, 2023 rounded to the nearest cent (i.e., using two decimal points).

Business
Overview, page 110

10.   You disclose that in 2022, your market share was approximately 33.7%, according to iResearch. Please disclose if your reference to "market share" is for "on-demand delivery" more broadly or more specifically among what you have defined as "independent on-demand dedicated courier service providers."

Our Services, page 110

11.   You disclose that you were able to charge an average price per order of RMB17.0 in the six months ended June 30, 2023, which represents a significant premium compared to other major players in the on-demand delivery industry. Please disclose the source for this statement or revise to characterize as your belief.

Our Competitive Strengths
Attractive unit economics and strong scalability, page 112

12.   You disclose that your crowd-sourcing model for Flash-Riders allows us to minimize fixed costs and maintain scalability. Please revise to explain what you mean by "crowd-sourcing model" for procuring Flash-Riders.

<u>Technology-driven operation, achieving excellent efficiency and quality control, page 113</u>

13. You disclose that you have an intelligent dispatch system that optimizes order-rider matching based on the real-time locations of Flash-Riders, that in part prices each order based on factors such as parcel distance and weight, and the supply in the area, and then dispatches the order to a few selected Flash-Riders who are best suited to fulfill such order. Please disclose how the Flash-Rider that ultimately collects the parcel is chosen from among the few selected Flash-Riders orders are dispatched to.

14. You disclose that your digitalized rider management system keeps track of a performance score for each Flash-Rider, adjusts such score based on their performance, and rewards Flash-Riders based on such ratings as a way to retain high-quality riders and enhance customer experience. Please disclose what items you consider in your "performance score" and how you reward Flash-Riders.

<u>Index to the Consolidated Financial Statements</u>
<u>Consolidated Statements of Comprehensive Loss, page F-6</u>

15. We note that you present, on this page and on page F-44, a Gross profit line item. Please revise to consider all amounts applicable to Cost of revenues in accordance with U.S. GAAP, and comply with the guidance in SAB Topic 11:B. For example, measures of gross profit should reflect the allocable portion of depreciation.

<u>Notes to the Consolidated Financial Statements</u>
<u>Note 2. Summary of Significant Accounting Policies</u>
<u>(f) Term deposits, page F-15, page F-15</u>

16. We note from your disclosure that total term deposits amounting to RMB500 were insured as of December 31, 2022. However, the consolidated balance sheet for that period reflects term deposits of RMB34.8. Please clarify this discrepancy and revise your disclosures as necessary.

Please contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Staff Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Kevin Dougherty, Attorney-Advisor, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Shu Du